INTER&CO, INC. Proposal for the Discontinuation of the Sponsored Level II BDR Program and Implementation of the Unsponsored Level I BDR Program INTER & CO, INC. (NASDAQ: INTR; B3: INBR32;) (“Inter&Co” or the “Company”), a publicly-held company registered with the Brazilian Securities and Exchange Commission ("CVM") as a foreign issuer of class "A" and sponsor of the Level II Brazilian Depositary Receipts program, whereby each of these represents one class A ordinary share of its issuance ("Level II Sponsored BDRs" and "Level II Sponsored BDR Program"), hereby informs the holders of Level II Sponsored BDRs and the market in general that, on this date, its Board of Directors has decided to initiate the process of discontinuing its Level II Sponsored BDR Program, under the terms defined below: (a) implementation plan for the Unsponsored Level I Brazilian Depositary Receipts program ("Unsponsored Level I BDRs" and "Program of Unsponsored Level I BDR Program"), to be submitted by Banco Bradesco S.A., acting as depositary institution for the BDRs issued by the Company, pursuant to CVM Resolution No. 182, dated May 11, 2023 ("CVM Resolution 182") and CVM Resolution No. 80, dated March 29, 2022 ("CVM Resolution 80"), which will be part of the necessary steps for the Discontinuation of the Sponsored Level II BDR Program, as defined below; (b) plan for the voluntary discontinuation of the Sponsored Level II BDR Program, pursuant to the procedure established in the Issuers Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("B3", "Issuers Regulation" and "Discontinuation of the Sponsored Level II BDR Program", respectively), with its consequent cancellation with the CVM, pursuant to CVM Resolution 182 and CVM Resolution 80; and (c) after completion of the Discontinuance of the Sponsored Level II BDR Program, measures shall be taken for the cancellation of the Company's registration before the CVM as a foreign securities issuer category "A", pursuant to article 53 of CVM Resolution 80. The proposal for the Discontinuation of the Sponsored Level II BDR Program aims to maximize efficiency and minimize redundancies resulting from maintaining public company status in more than one jurisdiction. The Company's management states that

- 2 - this resolution does not affect Inter's long-term commitment to Brazil, nor to the Brazilian capital markets. The plan for Discontinuation of the Sponsored Level II BDR Program, designed by the Company, will be submitted for approval by B3 and, if approved in the proposed format, will offer holders of the Company's Sponsored Level II BDRs the following options, to be defined by investors within 30 (thirty) days from the launch of the plan for Discontinuation of the Sponsored Level II BDR Program by the Company: (a) remain as a shareholder of the Company, by receiving Class A Ordinary Shares traded on NASDAQ ("Class A Ordinary Shares"), in proportion to the Sponsored Level II BDRs held by each holder, whereby each Level II BDR represents one Class A Ordinary Share ("Receipt of Class A Ordinary Shares"). It should be noted that for a holder of Sponsored Level II BDRs to be able to choose this option, such shareholder must maintain an active custody account with a brokerage firm authorized by NASDAQ; (b) sell the Class A Ordinary Shares underlying the Sponsored Level II BDRs held by the investor on NASDAQ, through a facilitated selling process to be established by the Company ("Sales Facility"); or (c) remain as holders of the Company's BDRs through the receipt of Unsponsored Level I BDRs, in a 1:1 ratio for the Sponsored Level II BDRs held by each holder, whereby each Sponsored Level II BDR has the same composition as the Unsponsored Level I BDRs ("Receipt of Unsponsored Level I BDRs"). The plan for Discontinuation of the Sponsored Level II BDR Program, currently subject to approval by B3 and CVM, contemplates the adoption of a differentiated procedure applicable to shareholders who do not actively express their choice among the available options. The details of said plan will be disclosed to the market in due course, after its approval by the aforementioned authorities. Additional information may be obtained from the Company's Investor Relations Department, through the email ir@inter.co or on the website: http://investors.inter.co . Belo Horizonte, January 26, 2026 RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations